[AXA ASIA PACIFIC LOGO]
                                  News release
                                                      www.axa-asiapacific.com.au

6 SEPTEMBER 2004

PROGRESS STATEMENT
AXA SA CONDITIONAL PROPOSAL


In a letter dated 5 August, AXA SA made a conditional proposal to acquire the 48.4% of AXA Asia Pacific's shares that AXA SA does not own and requested that the Independent Directors of AXA Asia Pacific consider this proposal. In its conditional proposal, AXA SA said it would like to reach agreement on all aspects of a transaction by mid-September.

The Chairman of AXA Asia Pacific, Mr. Rick Allert, today said that the Committee of Independent Directors of AXA Asia Pacific had received useful feedback from many of AXA Asia Pacific's shareholders on the potential offer, and that the Committee is in the process of reviewing AXA SA's proposal with the assistance of its advisers.

In addition to having appointed Macquarie Bank as its financial adviser and Mallesons Stephen Jaques as its legal adviser, the Independent Committee has asked Grant Samuel, an independent valuation firm, to prepare themselves in case there is a recommended offer for the shareholders. In that event, AXA Asia Pacific shareholders would receive an independent expert's report on the proposal.

Mr. Allert also said that while he does not expect to comment further on the content or timing of the discussions with AXA SA until they have been concluded, it is likely that detailed discussions with AXA SA will not take place until the Committee's review is completed in October. The Committee understands that AXA SA wishes to have shareholders consider and decide upon any proposal prior to 31 December 2004.

AXA SA's conditional proposal provided for payment of A$3.75 for each AXA Asia Pacific share (to be paid 50% in cash and 50% in AXA SA ordinary shares) less any dividends or other distributions paid between 5 August 2004 and completion of any transaction. AXA Asia Pacific recently declared a dividend of 5.25 cents which effectively adjusts the value of AXA SA's offer to A$3.6975 per share.

The AXA Asia Pacific share price closed at $3.89 on Friday 3 September 2004.

FOR INFORMATION:

Tim Duncan
Hintons
Tel: 03 9600 1979

AXA Asia Pacific Holdings Limited ABN 72 069123011
447 Collins Street Melbourne Victoria 3000 Australia
Phone 61 3 9618 4440 Facsimile 61 3 9618 4509
www.axa-asiapacific.com.au